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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                 SEC File Number
                                   FORM 12b-25                       0-17419
                           NOTIFICATION OF LATE FILING           ---------------
                                                                    CUSIP Number
                                                                    ------------
                                                                    693189 30 0

(Check One):  [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K
              [ x ] Form 10-Q  [   ] Form N-SAR


     For Period Ended:   June 30, 1995
                      ----------------
     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      --------------------------

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
PC Etcetera, Inc.

---------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable


462 Seventh Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10018
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report
[ X ] or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has received comments from the Commission with respect to a Registration Statement on Form S-2 which may impact the financial statements and other disclosures in the Form 10-QSB for the quarter ended June 30, 1995.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Adrienne Haber             212            736-5870
     ----------------------------------------------------------------------
                    (Name)                (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).            [ X  ] Yes   [    ] No

     ----------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?    [ X  ] Yes   [    ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ----------------------------------------------------------------------


                                PC Etcetera, Inc.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 1995                   By   /s/Terry I. Steinberg
     -------------------                   -------------------------------
                                             Terry I. Steinberg, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                  ATTACHMENT TO
                                   FORM 12b-25
                                  -------------


                                PC ETCETERA, INC.

                   FORM 10-QSB FOR QUARTER ENDED JUNE 30, 1995

          Estimated revenues of Registrant for the three and six months ended June 30, 1995 were approximately $2,910,000 and $5,800,000, respectively, as compared to $2,886,503 and $5,447,049, respectively, for the three and six months ended June 30, 1994.

          Estimated cost of revenues for Registrant for the three and six months ended June 30, 1995 was approximately $1,550,000 and $3,070,000, respectively, as compared to $1,497,916 and $2,634,599, respectively, for the three and six months ended June 30, 1994.

          Estimated selling, general and administrative expenses of Registrant for the three and six months ended June 30, 1995 were approximately $1,710,000 and $3,260,000, respectively, as compared to $1,221,316 and $2,562,741, respectively, for the three and six months ended June 30, 1994.

          Estimated net loss for Registrant for the three and six months ended June 30, 1995 was approximately $562,000 and $980,000, respectively, as compared to a net profit of $135,869 and $185,674, respectively, for the three and six months ended June 30, 1994.

          The 1994 figures set forth above for cost of revenues and selling, general and administrative expenses have been restated to more properly classify a portion of Registrant's classroom rent as a cost of revenues instead of selling, general and administrative expenses.

          Registrant experienced only nominal revenue growth for the three months ended June 30, 1995, as compared to the three months ended June 30, 1994, and incurred a loss during 1995 as compared to a profit during 1994 for generally the reasons discussed in Registrant's Form 10-QSB for the quarter ended March 31, 1995.